December 29, 2005



Mr. William F. Woodburn
Principal Accounting Officer
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Marys, West Virginia  26170


	Re:	Trans Energy, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed April 28, 2005
		Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
      Filed June 21, 2005, August 18, 2005 and November 29, 2005
		File No. 0-23530


Dear Mr. Woodburn:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 23

1. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" your controls subsequent to the date you carried out your evaluation. Item 308(c) of Regulation S-B requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-B,
Item 601, Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Forms 10-Q for the quarters ended
March 31, 2005, June 30, 2005 and September 30, 2005.

Consolidated Statements of Cash Flows, page F-8

2. It appears from the tabular presentation in Note 1(f) at page
F-13
that the amounts included in the line item "Increase in environmental remediation" represent the establishment of the asset retirement obligation during 2003 and the revision in reclamation cost estimates during 2004. Please indicate whether the amounts included in your statement of cash flows represent the activities just described. If so, please explain why these amounts are included as components of your operating cash flows. Otherwise, please describe to us the nature of the amounts presented in the line item "Increase in environmental remediation" in the statement of cash flows line item.

Note 1 - Summary of Significant Accounting Policies, page F-10

General

3. Please include in the summary of significant accounting policies your accounting policy for revenue recognition. Specifically state each of the criteria identified in SAB Topic 13 (as they apply to each segment or line of business) required for revenue to be recognized for US GAAP.

c. Accounting Method, page F-10

4. We understand from your disclosure at page 7 and other areas of your document that a 6-square mile three-dimensional seismic program has been shot across the acreage you hold. Please expand your accounting policy disclosure to describe your accounting treatment of three-dimensional seismic survey costs. In this regard, clearly explain the manner by which you utilize the seismic data, the criteria used to determine if these costs represent development versus exploration costs and how you account for these costs. Please call us to discuss this comment further before you respond to this letter.

Note 9 - Convertible Debentures, page F-21

5. We understand that during 1998, you issued $4,625,400 face value of 8% Secured Convertible Debentures. Please describe in more detail the terms of the agreement and the conversion feature. Tell us how you accounted for the conversion portion of the agreement. Cite any applicable accounting literature in your response.

6. You indicate at page 21 that at December 31, 2004, you owed $331,462 in connection with the 8% Secured Convertible Debentures consisting of $50,000 for a debenture and $281,462 in penalties and interest. Clarify the meaning of your statement on page 21 that "following an accounting adjustment, the amount owed has been reduced to $50,000 plus approximately $25,000 in interest." Indicate if this adjustment pertains to the restatement described at Note 13 of your financial statements. If so, please clarify your accounting treatment of the penalties and interest and cite any applicable accounting literature in your response.

Exhibits 31.1 and 31.2

7. We note the certifications you provide appear to be
inconsistent
with the requirements of Item 601(b)(31) of Regulation S-B.  As such,
it appears you may need to revise the language of paragraphs 4(a),
5
and 5(a) of the certifications.  Please refer to Release No. 33-
8238
for an example certification, at
http://www.sec.gov/rules/final/33-
8238.htm. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Form 10-QSB for the Quarter Ended March 31, 2005

Consolidated Balance Sheets, page 4

8. Please explain to us the nature of the line item "Customer lists, net."

Note 5 - Significant Events, page 11

9. Please address each of the following to provide additional disclosure regarding your January 31, 2005 transaction. In this regard, we note the disclosure in your Form 8-K filed February 3, 2005 that under the terms of the agreement, the acquisition was accomplished through a merger of your subsidiary, Trans Energy Acquisitions, with and into Arvilla, Inc., with Arvilla being the survivor of the merger.

* Clarify both the legal and accounting form of the transaction.

* Clarify whether the transaction was accounted for at historical cost or at fair value.

* Identify the accounting acquirer and the accounting target(s).

* Explain, if true, that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target

* Explain, if true, that the capital structure of the accounting
Acquirer is now different from that appearing in the historical financial statements of the accounting acquirer in earlier periods due to reverse merger accounting.

* Clarify the role of Trans Energy, Inc. in the transaction.

We may have further comments.

Engineering Comments

S.F.A.S. 69 Supplemental Disclosures, page F-24

(4) Reserve Quantity Information, page F-25

10. Please submit to us the petroleum engineering reports you used as the basis for your 2004 proved reserve disclosures. These should include:

* One-line recaps for each property/lease sorted by field and by present worth within each proved reserve category with your 2004 acquisition(s) segregated from the remaining properties;

* Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

* Individual income forecasts for each of your five largest properties on a net equivalent reserve basis;

* Narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations) for each of these five largest properties;


Form 8-K/A, filed June 9, 2005

Exhibit 99.1

Cobham Gas Industries, Inc. and Subsidiaries
Consolidated Financial Statements, September 30, 2004

Proved Developed and Undeveloped Reserves, page 21

11. We note the disclosure of proved reserves at September 30, 2004.
Please reconcile to us these reserve figures with those disclosed in your Form 10-KSB for the fiscal year ended December 31, 2004. Amend your documents if required. You may contact us for assistance in these matters.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or Barry Stem, Senior Assistant Chief Accountant, at (202)
551-
3763 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. William F. Woodburn
Trans Energy, Inc.
December 29, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010